FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending March 28, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







Issued - Friday 28th March 2008




                             GlaxoSmithKline plc
                   Announces Changes to Board Committee


The Board has appointed Mr H Lawrence Culp and Sir Robert Wilson members of the Nominations Committee with immediate effect.

A table showing the membership of the Board and its committees is attached.


S M Bicknell
Company Secretary
28th March 2008


                            ________________________



                         Board and Committee Membership
                                with effect from
                                28th March 2008


Sir Christopher Gent      Chairman
Sir Ian Prosser           Senior Independent Non-Executive Director

Dr J-P Garnier            Chief Executive Officer
Mr Andrew Witty           Executive Director, Chief Executive Officer Designate
Mr Julian S Heslop        Chief Financial Officer
Dr Moncef Slaoui          Executive Director, Chairman, Research & Development
Mr Chris Viehbacher       Executive Director, President, US Pharmaceuticals

Professor Sir Roy Anderson  Independent Non-Executive Director
Dr Stephanie Burns          Independent Non-Executive Director
Mr H Lawrence Culp          Independent Non-Executive Director
Sir Crispin Davis           Independent Non-Executive Director
Sir Deryck Maughan          Independent Non-Executive Director
Dr Dan Podolsky             Independent Non-Executive Director
Dr Ronaldo Schmitz          Independent Non-Executive Director
Mr Tom De Swaan             Independent Non Executive Director
Sir Robert Wilson           Independent Non-Executive Director



Board Committee               Committee Chairman                  Members

Audit                         Mr Tom De Swaan              Sir Deryck Maughan
                                                           Dr Dan Podolsky
                                                           Sir Ian Prosser
                                                           Dr Ronaldo Schmitz
                                                           Sir Robert Wilson

Remuneration                  Sir Robert Wilson            Mr H Lawrence Culp
                                                           Sir Crispin Davis
                                                           Sir Christopher Gent
                                                           Dr Ronaldo Schmitz

Nominations                   Sir Christopher Gent         Mr H Lawrence Culp
                                                           Sir Ian Prosser
                                                           Dr Ronaldo Schmitz
                                                           Sir Robert Wilson

Corporate Responsibility      Sir Christopher Gent         Dr Stephanie Burns
                                                           Sir Ian Prosser
                                                           Dr Dan Podolsky
                                                           Mr Tom de Swaan

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 28, 2008                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc